[Sun Life Financial Logo]	Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

September 26, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Sun Life Insurance and Annuity Company of New York and
Sun Life of Assurance Company of Canada (U.S.) (together, the "Registrants")
Amendment No. 1 to the Registration Statement on Form S-3 ("Registration Statement")
File Nos. 333-144903 and 333-144903-01

Commissioners:

The Registrants and the principal underwriter hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the enclosed Registration Statement effective on September 27, 2008 or as soon thereafter as practicable.

Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

Very truly yours,

Sun Life Assurance Company of Canada (U.S.)	Sun Life Insurance and Annuity Company of New York

By: /s/ Sandra M. DaDalt	By: /s/ Scott M. Davis
Sandra M. DaDalt	Scott M. Davis
Assistant Vice President and Senior	Senior Vice President and General Counsel
Counsel

Clarendon Insurance Agency, Inc.

By: /s/ Michael S. Bloom
Michael S. Bloom
Secretary

cc:	Rebecca A. Marquigny, Esq.